September 21, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson
Senior Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Meeder Funds (the “Trust”)
File Nos. 2-85378 and 811-3462
Responses to SEC Comments on Post-Effective Amendment No. 80

Dear Ms. O’Neal-Johnson:

Thank you for your verbal comments of August 24, 2016, and again on September 20, 2016, to the Prospectus and Statement of Additional Information for the Meeder Institutional Prime Money Market Fund (the “Fund”).

This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 80 to the Trust’s Registration Statement on Form N-1A filed July 15, 2016 pursuant to Rule 485(a) under the Securities Act of 1933, as amended).

Revisions made pursuant to these comments will be incorporated into the Fund’s Post-Effective Amendment No. 82 filed on September 30, 2016 pursuant to Rule 485(b) and intended to be effective that same date.

For your convenience, your comments or suggestions are summarized in italics below, immediately followed by our responses.

1.	Comment: In the Fee Table, please confirm whether or not the Fund will pay shareholder servicing fees.

Response: We confirm that the Fund will not pay shareholder servicing fees.

2.	Comment: In footnote 3 the Fee Table, please confirm that the adviser will not be recouping any fees waived by the adviser.

Response: We confirm that the Expense Limitation Agreement entered into with the Fund’s adviser, Meeder Asset Management, Inc., and included with this filing does not provide for the recoupment of fees waived by the adviser.

3.
Comment: In the Principal Investment Strategies section, please add the word “total” to the last two bullets (“Maintains at least 10 percent of total assets in ‘daily liquid assets’ as defined in Rule 2a-7” and “Maintains at least 30 percent of total assets in ‘weekly liquid assets as defined in Rule 2a-7” (emphasis added)).

Response: We have inserted the word “total” as set forth above.

4.	Comment: In the first paragraph of the Portfolio Holdings section, consider inserting a final sentence including the Fund’s website address

Response: We have inserted a sentence in this section including the Fund’s website address.

5.	Comment: On page 8, in the Management Fees sub-section of the Management of the Fund section, please insert a statement in compliance with Item 10(a)(1)(iii) of Form N-1A.

Response: We have inserted a statement in this section indicating that a discussion regarding the basis of the Board of Trustee’s approval of the investment advisory contract for the Fund will be available in the Fund’s 2016 annual report.

6.
Comment: On Page 16, in the Liquidity Fees and Redemption Gates sub-section of the How to Redeem Shares section, please indicate that the discretionary liquidity fee, default liquidity fee, and/or temporary suspension of redemptions can be instituted as soon as the same day.

Response: We have inserted a provision indicating that the fees and suspensions of redemptions can be instituted as soon as the same day.

7.	Comment: On Page 22, in the Taxes section, please insert a provision regarding the impact of the “wash sale” rules on transactions in the Fund.

Response: We have inserted a provision in the Taxation of Distribution sub-section of the Taxes section indicating that the IRS has exempted from the “wash sale” rule dispositions of shares of floating NAV money market funds, including the Fund.

The Fund acknowledges:

1.	Should the Securities and Exchange Commission (“SEC”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	The action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. I would appreciate it if you would send a copy or otherwise direct any communication relating to this filing to my attention.

If you have any questions or need additional information, please call me at (614) 760-2153.

Sincerely,

MEEDER ASSET MANAGEMENT, INC.

By:	/s/
Timothy N. McCabe
Chief Legal Officer

3